Exhibit 99(b) Texas Competitive Electric Holdings Company LLC Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Twelve Months Ended September 30, 2013	Twelve Months Ended September 30, 2012
Net loss	$(679)	$(1,252)	$(2,375)	$(1,332)
Income tax benefit	(468)	(670)	(692)	(713)
Interest expense and related charges	1,324	2,200	1,876	2,879
Depreciation and amortization	1,012	992	1,363	1,365
EBITDA	$1,189	$1,270	$172	$2,199
Interest income	(6)	(36)	(16)	(57)
Amortization of nuclear fuel	114	124	146	162
Purchase accounting adjustments (a)	20	54	21	64
Impairment of goodwill	—	—	1,200	—
Impairment and write-down of other assets	3	1	8	4
Unrealized net loss resulting from commodity hedging and trading transactions	693	1,290	929	985
Net loss attributable to noncontrolling interests	—	1	(1)	1
EBITDA amount attributable to consolidated unrestricted subsidiaries and other equity interests	(15)	(6)	(13)	(8)
Corporate depreciation, interest and income tax expenses included in SG&A expense	8	13	12	18
Noncash compensation expense (b)	3	8	2	12
Transition and business optimization costs (c)	15	30	18	39
Transaction and merger expenses (d)	29	29	38	38
Restructuring and other (e)	54	7	61	(43)
Charges related to pension plan actions (f)	—	—	141	—
Expenses incurred to upgrade or expand a generation station (g)	100	69	100	100
Adjusted EBITDA per Incurrence Covenant	$2,207	$2,854	$2,818	$3,514
Expenses related to unplanned generation station outages	35	64	53	83
Adjusted EBITDA per Maintenance Covenant	$2,242	$2,918	$2,871	$3,597
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(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting. Twelve months ended 2012 also reflects the write-down of mineral interests in third quarter 2012.

(b)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.

(c)
Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to supply chain and information technology efficiency initiatives. 2012 also includes costs related to generation plant reliability.

(d)	Transaction and merger expenses primarily represent Sponsor Group management fees.

(e)
Restructuring and other in the nine and twelve months ended 2013 includes costs associated with the liability management program. The amount in the twelve months ended September 30, 2012 reflects reversal of a severance accrual.

(f)
Charges related to pension plan actions resulted from the termination and payout of pension obligations for active nonunion employees of EFH Corp.'s competitive businesses and the assumption by Oncor under a new Oncor pension plan of all of EFH Corp.'s pension obligations to retirees and terminated vested participants. The charges represent actuarial losses previously recorded as other comprehensive income.

(g)	Expenses incurred to upgrade or expand a generation station represent noncapital outage costs.